                                                                 EXHIBIT 12

                    DAIRY MART CONVENIENCE STORES, INC.

                    RATIO OF EARNINGS TO FIXED CHARGES

                                                                                         THIRTY-NINE WEEKS
                                              FISCAL YEAR ENDED                                ENDED
                         -----------------------------------------------------------  -----------------------
                         JANUARY 28, FEBRUARY 3, FEBRUARY 2, FEBRUARY 1, JANUARY 30,  OCTOBER 31, OCTOBER 30,
                            1989        1990        1991        1992        1993         1992        1993
                         ----------- ----------- ----------- ----------- -----------  ----------- -----------
                                                           (IN THOUSANDS)
Earnings:
  Income from continuing
   operations...........   $ 4,106     $   682     $ 3,813     $ 4,092     $(2,899)     $ 2,509     $ 3,443
  Provision for (benefit
   from) income taxes...     3,652         577       2,989       2,929      (1,898)       1,672       2,296
                           -------     -------     -------     -------     -------      -------     -------
    Earnings before
     income taxes.......     7,758       1,259       6,802       7,021      (4,797)       4,181       5,739
  Fixed charges.........    12,411      12,854      13,239      13,683      13,183        9,711       9,809
  Less: capitalized in-
   terest...............       --          --          --          --          254          194          56
                           -------     -------     -------     -------     -------      -------     -------
    Net fixed charges...    12,411      12,854      13,239      13,683      12,929        9,517       9,753
                           -------     -------     -------     -------     -------      -------     -------
    Earnings available
     for fixed charges..   $20,169     $14,113     $20,041     $20,704     $ 8,132      $13,698     $15,492
                           =======     =======     =======     =======     =======      =======     =======
Fixed charges:
  Interest expense......   $ 7,755     $ 8,220     $ 8,366     $ 8,260     $ 7,456      $ 5,541     $ 5,751
  Amortization of de-
   ferred financing
   costs................        92          92          72         230         282          169         198
  Capitalized interest..       --          --          --          --          254          194          56
  Portion of rents
   representative of the
   interest factor......     4,564       4,542       4,801       5,193       5,191        3,807       3,804
                           -------     -------     -------     -------     -------      -------     -------
    Total fixed charges.   $12,411     $12,854     $13,239     $13,683     $13,183      $ 9,711     $ 9,809
                           =======     =======     =======     =======     =======      =======     =======
  Ratio of earnings to
   fixed charges........      1.63        1.10        1.51        1.51        0.62(1)      1.41        1.58
                           =======     =======     =======     =======     =======      =======     =======

- --------

(1) For the fiscal year ended January 30, 1993 the Company's earnings were inadequate to cover fixed charges by $5,051,000. The deficit was calculated by taking the difference between earnings available for fixed charges and total fixed charges.